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03022608

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Golden Hope Mines Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3023 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☑ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A (PROXY)* | ☐ | | |

*OICF/BY:* dlw
*DATE :* 6/9/03

File Number: ~~82-4991~~

03 JUN -2 7:21

82-3023

AR/S
12-31-02

SUPPL

GOLDEN HOPE MINES LIMITED
CONSOLIDATED FINANCIAL STATEMENTS
AND REPORT
AS AT DECEMBER 31, 2002

File Number: 82-4991

## AUDITOR'S REPORT

February 24, 2003
Toronto, Ontario

*To the Shareholders of Golden Hope Mines Limited*

I have audited the consolidated balance sheets of Golden Hope Mines Limited as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Stewart Wright
Chartered Accountant

GOLDEN HOPE MINES LIMITED
INCORPORATED UNDER THE LAWS OF ONTARIO
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31

File Number: 82-4991

| | | 2002 | | 2001 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Current | | | | |
| Cash | $ | 1,825 | $ | 1,472 |
| Accounts receivable | | 841 | | 5,989 |
| | | 2,666 | | 7,461 |
| Mining properties and deferred exploration exploration expenditures (Note 4) | | 6,800,912 | | 6,809,351 |
| | $ | 6,803,578 | $ | 6,816,812 |
| **LIABILITIES** | | | | |
| Current | | | | |
| Accounts payable | $ | 410,024 | $ | 390,328 |
| Due to related parties (Note 6) | | 149,386 | | 67,092 |
| | | 559,410 | | 457,420 |
| **SHAREHOLDERS' EQUITY** | | | | |
| Stated capital (Note 5) | | 9,345,359 | | 9,245,359 |
| Deficit | | (3,101,191) | | (2,885,967) |
| | | 6,244,168 | | 6,359,392 |
| | $ | 6,803,578 | $ | 6,816,812 |

**See Notes To Consolidated Financial Statements**

**On Behalf Of The Board:**

"Peter Smith" Director

"T.H. Polisuk" Director

GOLDEN HOPE MINES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED DECEMBER 31,

File Number: 82-4991

| | 2002 | 2001 |
|---|---|---|
| **Expenses** | | |
| Abandoned claims and related expenses | $ 15,800 | $ 100,937 |
| Management fees | 18,000 | 18,000 |
| General and administrative | 52,284 | 98,128 |
| Shareholders information | 29,140 | 31,884 |
| | 115,224 | 248,949 |
| Loss on disposal of subsidiary | 79,340 | - |
| Loss from discontinued operations | 20,660 | - |
| **Net loss (profit) for the year** | 215,224 | 248,949 |
| Deficit at the beginning of the year | 2,885,967 | 2,637,018 |
| **Deficit at the end of the year** | $ 3,101,191 | $ 2,885,967 |
| **Loss per share** | $ 0.01 | $ 0.01 |
| **Weighted Average Number of Shares Outstanding** | 19,692,329 | 19,092,329 |

See Notes To Consolidated Financial Statements

GOLDEN HOPE MINES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

File Number: 82-4991

| | | 2002 | | 2001 |
|---|---|---|---|---|
| **Cash flows from operations** | | | | |
| Net loss for the year | $ | (215,224) | $ | (248,949) |
| Adjustments for: | | | | |
| Loss on disposal of subsidiary | | 79,340 | | - |
| Discontinued operations | | 20,660 | | - |
| Write-off of mining claims | | 15,800 | | 100,937 |
| | | (99,424) | | (148,012) |
| Net change in non cash components of working capital | | | | |
| Increase in accounts receivable | | 5,148 | | (109) |
| Increase in accounts payable | | 19,696 | | 96,082 |
| | | (74,580) | | (52,039) |
| **Cash flows from financing activities** | | | | |
| Advances from related parties | | 82,294 | | 23,018 |
| Common shares issued for cash | | - | | 44,800 |
| | | 82,294 | | 67,818 |
| **Cash flows from investing activities** | | | | |
| Mineral properties and deferred exploration expenditures | | (7,361) | | (27,921) |
| **Increase in cash** | | 353 | | (12,142) |
| Cash at the beginning of the year | | 1,472 | | 13,614 |
| **Cash at the end of the year** | $ | 1,825 | $ | 1,472 |

**See Notes To Consolidated Financial Statements**

**GOLDEN HOPE MINES LIMITED**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**DECEMBER 31, 2002 AND 2001**

**Note 1**

**Basis of Presentation**
The financial statements include the accounts of the Company and its wholly owned subsidiary, Golden Hope Mining Company incorporated in the state of Nevada, from incorporation date, November 17, 1997.

**Continued Operations**
The financial statements have been prepared on a going concern basis which assumes the Company will continue to operate throughout its next fiscal period subsequent to December 31, 2002. Adverse conditions cast doubt upon the validity of this assumption. The future of the Company is dependent upon the Company's ability to obtain sufficient cash from external financing and generate future revenues.

If the going concern assumption was not appropriate, then adjustments would be necessary in the carrying values of the assets and liabilities, expenses and balance sheet classifications used.

**Use of Estimates in the Preparation of Financial Statements**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Significant Accounting Policies**

**Financial Instruments**
The Company's financial instruments include cash, accounts receivable, accounts payable and amounts due to related parties. Unless otherwise noted it is management's opinion that the Company is not exposed to significant interest rate, currency and credit risks arising from these financial instruments. The fair value of the short-term financial instruments approximates their market value.

**Loss Per Share**
The loss per share figure has been calculated using the weighted average number of shares outstanding during the period after giving effect to the share consolidation.
Effective January 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to earnings per share. Under this method, fully diluted earnings per share are calculated using the "treasury stock" method, replacing the previous method of "imputed earnings per share". The new recommendations have been applied on a retroactive basis.

**Nature of Operations**
The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

**Mineral Properties**
Mineral properties are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.
Exploration expenditures relating to mineral properties are deferred until the properties are brought into production at which time they are amortized on a unit-of production basis.
The cost of properties abandoned or sold and the deferred exploration expenditures relating to properties abandoned or sold are charged to deficit in the current year.
If in the opinion of management the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three-year period there is a presumption of impairment and accordingly the carrying values will be written down to a nominal carrying value.

**Note 1 (continued)**

**Administrative Expenses**
Administrative expenses are charged to operations in the current year.

**Income Taxes**
The Company follows the asset and liability method of accounting for income taxes.

**Note 2**

**Adoption of New Accounting Standard for Income Taxes**
Effective January 1, 2000 the Company adopted the new Canadian Institute of Chartered Accountants' ("CICA") recommendations for the accounting for income taxes. The new standard requires the use of the asset and liability method of accounting for income taxes. Under this method, income taxes are recognized for the future income tax consequences attributed to the difference between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply when the asset is realized or the liability is settled. The effect on the future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Future income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

Previously the Company followed the deferral method of accounting for income taxes.

The change in accounting policy has no effect in the current or prior period's financial statements.

**Note 3**

**Income Taxes**
The Company's income tax expense for the year is nil. There are no future income tax assets or liabilities that have been recognized. The Company's actual income tax expense for the year after the change in the accounting policy is made up as follows:

| | | 2001 | | 2002 |
|---|---|---|---|---|
| Income before income taxes | $ | (248,949) | $ | (215,224) |
| Income taxes recovery at combined rate of 44.6% | | 111,041 | | 95,990 |
| Capital losses | | | | (44,600) |
| Abandoned properties and related expenses | | (45,018) | | (7,046) |
| Taxable benefit not recognized | | (66,023) | | (44,344) |
| Actual income tax expense | $ | -- | $ | -- |

As at December 31, 2002 the Company has losses carried forward which are deductible from future income for tax purposes and the losses expire as follows:

| Year of Expiry | | |
|---|---|---|
| 2003 | $ | 53,000 |
| 2004 | | 100,000 |
| 2005 | | 82,000 |
| 2006 | | -- |
| 2007 | | 27,000 |
| 2008 | | 148,000 |
| 2009 | | 99,000 |
| | $ | 509,000 |

As at December 31, 2002 had exploration and development expenses totaling $4,800,000 available to reduce future year's taxable income.

Note 4

Mineral Properties

Panet, Bellechasse and Ware Townships, Quebec

| | Opening | Expenditures (Recoveries) | Closing |
|---|---|---|---|
| **2001** | | | |
| Acquisition | $ 629,353 | $ -- | $ 629,353 |
| Exploration | 6,157,117 | 3,411 | 6,160,528 |
| **Total** | **$ 6,786,470** | $ 3,411 | **$ 6,789,881** |

| **2002** | Opening | Expenditures | Closing |
|---|---|---|---|
| Acquisition | $ 629,353 | $ | $ 629,353 |
| Exploration | 6,160,528 | 5,861 | 6,166,389 |
| **Total** | **$ 6,789,881** | $ 5,860 | **$ 6,795,742** |

Clarence Stream and Otish Mountain

| **2001** | Opening | Expenditures | Closing |
|---|---|---|---|
| Acquisition | $ 2,158 | $ -- | $ 2,158 |
| Exploration | 16,802 | 510 | 17,312 |
| **Total** | $ 18,960 | $ 510 | $ 19,470 |

| **2002** | Opening | Expenditures | Closing |
|---|---|---|---|
| Acquisition | $ 2,158 | $ 1,500 | $ 3,658 |
| Exploration | 17,312 | (15,800) | 1,512 |
| **Total** | **$ 19,470** | $ ((14,300) | **$ 5,170** |

Lander and Elko County, Nevada

| **2001** | Opening | Expenditures | Closing |
|---|---|---|---|
| Acquisition | $ 14,469 | $ (14,469) | $ -- |
| Exploration | 62,468 | 24,000 | |
| Exploration | | (86,468) | -- |
| **Total** | $ 76,937 | $ (76,937) | $ -- |

**Note 4 (continued)**

**(1) Panet, Bellechasse and Ware Townships Property**

The Company holds a block of contiguous claims subject only to a 10% net profits royalty. The claims were acquired from Gold Belt Mining Ltd., (see Note 6).

Pursuant to an agreement dated August 13, 1990, as amended on December 29, 1999, the Company acquired an option to earn a 100% interest in 4 claims for $250,000 payable at a rate of $50,000 per annum for five years commencing December 31, 2000. The first payment due December 31, 2000 has been extended to December 31, 2003.

**(2) Lander and Elko County, Nevada**

During 2000 the Company acquired an option to earn a 100% interest in two groups of claims, subject only to a 2.5% net smelter returns royalty, for option payments of:

$ 30,000 on or before June 21, 2001
a further $ 40,000 on or before June 21, 2002
a further $ 70,000 on or before June 21, 2003
a further $105,000 on or before June 21, 2004
and, a further $ 155, 000 on or before June 21, 2005

and complete exploration expenditures as follows:

$ 45,000 on or before June 21, 2001
a further $ 70,000 on or before June 21, 2002
a further $ 125,000 on or before June 21, 2003
a further $150,000 on or before June 21, 2004
and, a further $ 410, 000 on or before June 21, 2005

The Property was abandoned in the prior year.

**(3) Other Properties**

In addition the Company has the following claims:
50% interest in 42 claims in the Clarence Stream area, New Brunswick
35 claims in Otish Mountain area of Northern Quebec, acquired by staking

**Note 5**

**Stated Capital**
**Authorized:** Unlimited common shares
Issued:

| | Shares | | Value |
|---|---|---|---|
| **Balance December 31, 1999** | 16,583,829 | $ | 8,638,859 |
| Issued on exercise of warrants | 8,500 | | 1,700 |
| Issued for cash | 2,400,000 | | 560,000 |
| **Balance December 31, 2000** | 18,992,329 | | 9,200,559 |
| Issued on exercise of options | 200,000 | | 44,800 |
| **Balance December 31, 2001** | 19,192,329 | | 9,245,359 |
| Issued on acquisition of Jobs Without Boarders | 1,000,000 | | 100,000 |
| **Balance December 31, 2001 and 2002** | 20,192,329 | $ | 9,345,359 |

**Directors Options**

As at December 31, 2002, officers' and directors' held options to purchase: 1,100,000 common shares at $0.20 per share expiring June 2, 2007, 244,000 common shares at $0.20 expiring June 15, 2009, and 50,000 common shares at $0.20 expiring July 6, 2009, 141,500 common shares at $0.20 expiring April 4, 2010 and 104,000 common shares at $0.25 expiring May 19, 2010. No options were granted, exercised or expired during the year.

GOLDEN HOPE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Note 6

**Related Party Transactions**

1. During the year, 154327 Canada Inc. was entitled to receive $ 18,000 ($18,000-2001) for management services rendered. As at December 31, 2002 the total amount owing to 154327 Canada Inc. for current and past services was $ 36,000 ($18,000-2001). The President of the Company owns 154327 Canada Inc.

2. Gold Belt Mining Ltd., a company that is associated with a director of the Company, was the optionor of the mining claims as described in Note 4.

3. As at December 31, 2002, the sum of $ 113,386 ($49,092-2001) was owing to the President of the Company. During the year the President of the Company was entitled to reimbursement of expenses of $ 41,385 ($28,600-2001) for executive office services.

4. Included in the accounts receivable is the amount of nil owing from a director ($5,000-2001),

All related party transactions are measured at the exchange values.

Note 7

**Loss Per Share**

| | | 2001 | | 2002 |
|---|---|---|---|---|
| **Basic loss per share** | | | | |
| Numerator: | | | | |
| Net earnings (loss) for the year | | (248,498) | | (215,224) |
| Denominator: | | | | |
| Weighted average number of shares | | 19,092,329 | | 19,692,329 |
| **Basic loss per share** | $ | (0.01) | $ | (0.01) |

Note 8

**Segmented Information**

The Company's operations comprise a single reporting operating segment engaged in the exploration of mineral resources. As operations comprise a single reporting segment amounts disclosed in the financial statements for revenue, and loss for the year also represent segment amounts.

Note 9

**Discontinued Operations**

During the year end the Company acquired a 51% interest in Jobs Without Boarders ("Jobs"), an international Internet recruiter. As consideration the Company issued 1,000,000 common shares. On December 31, 2002 the Company disposed of its 51% interest for nominal consideration. During the time the Company held its interest in Jobs it was basically inactive due to a lack of funding. Discontinued operations had revenues of $620 and expenses of $21,280. The acquisition was accounted for by the purchase method is accounted for as follows:

| | | |
|---|---|---|
| **Acquisition** | | |
| Net assets acquired | $ | (44,452) |
| Consideration | | 100,000 |
| Goodwill on acquisition | | 144,452 |
| | | |
| **Disposition** | | |
| Net assets disposed | | (65,112) |
| Goodwill | | 144,452 |
| Loss on disposition | | (79,340) |
| | $ | |

Note 10

**Subsequent Events**

Subsequent to the year end the Company completed a private placement for 2,000,000 common shares and 2,000,000 warrants exercisable at $0.10 per share expiring January 2005, for net proceeds of $200,000.

File Number: 82-4991

# British Columbia Securities Commission

Quarterly Report
BC Form 51-901F
(previously Form 61)

| ISSUER DETAILS<br>NAME OF ISSUER: Golden Hope Mines Limited | FOR QUARTER ENDED<br>March 31, 2003 | DATE OF REPORT YY/MM/DD<br>2003/05/21 |
|---|---|---|
| ISSUER ADDRESS: 1320 - 4 King Street West | | |
| CITY/PROVINCE/POSTAL CODE<br>Toronto, Ontario, M5H 1B6 | ISSUER FAX NO.<br>(416) 864-0175 | ISSUER TELEPHONE NO<br>(416) 363-1240 |
| CONTACT NAME:<br>Ronald Haller | CONTACT POSITION<br>Secretary | CONTACT TELEPHONE NO<br>(416) 363-1240 |
| CONTACT EMAIL ADDRESS: | WEB SITE ADDRESS | |

**CERTIFICATE**
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| "T.H. Polisuk" | T.H. Polisuk | 2003/05/21 |
| **DIRECTOR'S SIGNATURE** | **PRINT FULL NAME** | **DATE SIGNED YY/MM/DD** |
| "Peter Smith" | Peter Smith | 2003/05/21 |

File Number: 82-4991

SCHEDULE "A"
GOLDEN HOPE MINES LIMITED
(INCORPORATED UNDER THE LAWS OF THE PROVINCE OF ONTARIO)
CONSOLIDATED BALANCE SHEET
(Unaudited)

| | Mar 31, 2003 | Dec 31, 2002 |
|---|---|---|
| ASSETS | | |
| Current | | |
| Cash | $ 100 | $ 1,825 |
| Accounts receivable | 1,555 | 841 |
| | 1,655 | 2,666 |
| Mining properties and deferred exploration expenditures (Note 2) | 6,939,233 | 6,800,912 |
| | $ 6,940,888 | $ 6,803,578 |
| LIABILITIES | | |
| Current | | |
| Accounts payable | $464,047 | $410,024 |
| Due to related parties | 81,286 | 149,386 |
| | 545,333 | 559,410 |
| SHAREHOLDERS' EQUITY | | |
| Stated capital (Note 3) | | |
| Authorized: | | |
| Unlimited common shares | | |
| Issued: | | |
| 22,201,829 common shares (2002 – 20,192,329) | 9,547,259 | 9,345,359 |
| Deficit | (3,151,704) | (3,101,191) |
| | 6,395,555 | 6,244,168 |
| | $6,940,888 | $6,803,578 |

File Number: 82-4991

GOLDEN HOPE MINES LIMITED
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2003
(Unaudited)

| Expenses: | 2003 | 2002 |
|---|---|---|
| General and administrative | $ 14,083 | $ 3,388 |
| Shareholders' information | 11,930 | 4,990 |
| Management fees | 4,500 | 4,500 |
| Net loss for the period | 30,513 | 12,878 |
| Agent's commission | 20,000 | - |
| Deficit, beginning of period | 3,101,191 | 2,885,967 |
| Deficit, end of period | $3,151,704 | $2,898,845 |
| Loss per common share | $ 0.001 | $ 0.001 |

File Number: 82-4991

GOLDEN HOPE MINES LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2003
(Unaudited)

| | 2003 | 2002 |
|---|---|---|
| CASH PROVIDED BY (USED IN): | | |
| Operations: | | |
| Net loss | $(30,513) | $(12,878) |
| Net change in non-cash components of working capital | | |
| Decrease (increase) in accounts receivable | (714) | 4,484 |
| Increase in accounts payable | 54,023 | 9,672 |
| | 22,796 | 1,278 |
| Financing Activities: | | |
| Sale of common shares for cash | 201,900 | - |
| Agent's commission | (20,000) | - |
| Advances (reduced) from related parties | (68,100) | 4,967 |
| | 113,800 | 4,967 |
| Investing Activities: | | |
| Mining claims and deferred exploration expenditures | (138,321) | (6,995) |
| Decrease in cash | (1,725) | (750) |
| Cash, beginning of period | 1,825 | 1,472 |
| Cash, end of period | $ 100 | $ 722 |

**GOLDEN HOPE MINES LIMITED**
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(UNAUDITED)

---

**Note 1**

**Basis of Presentation**
The financial statements include the accounts of the Company and its wholly owned subsidiary, Golden Hope Mining Company incorporated in the state of Nevada, from incorporation date, November 17, 1997.

**Continued Operations**
The financial statements have been prepared on a going concern basis which assumes the Company will continue to operate throughout its next fiscal period subsequent to March 31, 2003. Adverse conditions cast doubt upon the validity of this assumption. The future of the Company is dependent upon the Company's ability to obtain sufficient cash from external financing and generate future revenues.

If the going concern assumption was not appropriate, then adjustments would be necessary in the carrying values of the assets and liabilities, expenses and balance sheet classifications used.

**Use of Estimates in the Preparation of Financial Statements**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

**Significant Accounting Policies**

**Financial Instruments**
The Company's financial instruments include cash, accounts receivable, accounts payable and amounts due to related parties. Unless otherwise noted it is management's opinion that the Company is not exposed to significant interest rate, currency and credit risks arising from these financial instruments. The fair value of the short-term financial instruments approximates their market value.

**Loss Per Share**
The loss per share figures have been calculated using the weighted average number of common shares outstanding during the respective fiscal periods.

**Nature of Operations**
The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

**Mineral Properties**

Mineral properties are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.

Exploration expenditures relating to mineral properties are deferred until the properties are brought into production at which time they are amortized on a unit-of-production basis.

The cost of properties abandoned or sold and the deferred exploration expenditures relating to properties abandoned or sold are charged to deficit in the current year.

If in the opinion of management the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three-year period there is a presumption of impairment and accordingly the carrying values will be written down to a nominal carrying value.

**Administrative Expenses**

Administrative expenses are charged to operations in the current year.

**Note 2**

**Mineral Properties**

**Panet, Bellechase and Ware Townships, Quebec**

| | Opening | Expenditures | Closing |
|---|---|---|---|
| Acquisition | $ 629,353 | - | $ 629,353 |
| Exploration | 6,166,389 | 133,311 | 6,299,700 |
| Total | $6,795,742 | $ 133,311 | $ 6,929,053 |

| **Other Properties** | Opening | Expenditures | Closing |
|---|---|---|---|
| Acquisition | $ 3,658 | $ 4,510 | $ 8,168 |
| Exploration | 1,512 | 500 | 2,012 |
| Total | $ 5,170 | $ 5,010 | $ 10,180 |

(1) **Panet, Bellechase and Ware Townships Property**

The Company holds a block of continuous claims subject only to a 10% net profits royalty. The claims were acquired from Gold Belt Mining Ltd., a company associated with the president and a director of the Company.

Pursuant to an agreement dated August 13, 1990, as amended on December 29, 1999, the Company acquired an option to earn a 100% interest in 4 claims for $250,000 payable at a rate of $50,000 per annum for five years commencing December 31, 2000. The first payment due December 31, 2000 has been extended to December 31, 2003.

(2) **Other Properties**

In addition the Company has the following claims:
50 % interest in 42 claims in the Clarence Stream area, New Brunswick
32 claims in the Otish Mountains area, Northern Quebec, acquired by staking

**Note 3**

**Stated Capital**

| | **Shares** | **Value** |
|---|---|---|
| Balance, December 31, 2002 | 20,192,329 | $9,345,359 |
| Issued on private placement | 2,000,000 | 200,000 |
| Issued on exercise of options | 9,500 | 1,900 |
| | **22,201,829** | **$9,547,259** |

**Options**

As at March 31, 2003, directors and officers had options to purchase: 1,100,000 common shares at $0.20 per share expiring June 2, 2007; 244,000 common shares at $0.20 expiring June 15, 2009; 50,000 common shares at $0.20 expiring July 6, 2009; 132,000 common shares at $0.20 expiring April 4, 2010, 104,000 common shares at $0.25 expiring May 19, 2010, 379,000 common shares at $0.10 expiring January 23, 2008 and 300,000 common shares at $0.15 expiring February 27, 2008.

**Warrants**

As at March 31, 2003, ther were warrants to purchase 2,000,000 common shares exercisable at $0.10 per share, expiring January 14, 2005.

**Note 4**

**Related Party Transactions**

1. During the period, 154327 Canada Inc. was entitled to receive $4,500 (2002 - $4,500) for management services rendered. As at March 31, 2003 the total amount owing to 154327 Canada Inc. for current and past services was $40,500 (2002 - $24,000). The President of the Company owns 154327 Canada Inc.

2. As of March 31, 2003, the amount of $40,786 (2002 $48,059) was owing to the President of the Company.

File Number: 82-4991

## SCHEDULE "B"

1. (a) Common shares issued during the period:

    (i) On January 14, 2003, the Company completed a private placement with Unigraphic Litho Corp Inc. for 2,000,000 common shares at $0.10 for $200,000 cash. Accompanying warrants were issued to purchase 2,000,000 common shares exercisable at $0.10 per share, expiring January 14, 2005.

    (ii) On February 7, 2003, Ronald Haller, the Secretary of the Company exercised options to purchase 9,500 common shares at $0.20 for $1,900 cash.

   (b) Options granted during the period:

    (i) On January 23, 2003, 37,900 options were granted exercisable at $0.10 expiring January 23, 2008 to the following persons:

| | |
|---|---|
| Gilles Dubuc, Director | 300,000 |
| Robert Schaaf – Geological Consultant and Service Provider | 50,000 |
| Debra Chapman, Assistant Secretary | 29,000 |
| | 379,000 |

    (ii) On February 27, 2003, 200,000 options were granted to Gilles Dubuc, director exercisable at $0.15 expiring February 27, 2008.

**2. Directors and Officers:**

Theodore H. Polisuk - President and Director
Gilles Dubuc - Director
Peter Smith - Director
Gregory Hryniw - Director
Ronald Haller – Secretary
Debra Chapman – Assistant Secretary

File Number: 82-4991

## SCHEDULE "C"

The Company's main property, the Bellechasse Project in southern Quebec has been the focus of considerable interest since recent increases in the price for gold. Plans calling for size and grade determinations of the Timmons and 88 zones are being developed. A successful conclusion to negotiations presently underway with a prospective joint venture partner would lead to commencement of field work in early June, 2003.

Golden Hope continues to hold two property groups totaling 42 claims, in the Clarence Stream area of southern New Brunswick where Freewest Resources Canada Inc. has made a number of significant gold discoveries. The properties are jointly held with Fancamp Exploration Ltd.

The Company also holds 32 units (4250 acres) in the area of the Otish Mountains diamond play in Quebec.

Golden Hope has disposed of its interest in Jobs Without Borders Inc., an international internet Job/Visa site.

File Number: 82-4991

# British Columbia Securities Commission

Quarterly Report
BC Form 51-901F
(previously Form 61)

| ISSUER DETAILS<br><br>NAME OF ISSUER: Golden Hope Mines Limited | FOR QUARTER ENDED<br><br>December 31, 2002 | DATE OF REPORT YY/MM/DD<br>2003/05/15 |
|---|---|---|
| ISSUER ADDRESS: 1320 - 4 King Street West | | |
| CITY/PROVINCE/POSTAL CODE<br><br>Toronto, Ontario, M5H 1B6 | ISSUER FAX NO.<br><br>(416) 864-0175 | ISSUER TELEPHONE NO<br>(416) 363-1240 |
| CONTACT NAME:<br><br>Ronald Haller | CONTACT POSITION<br><br>Secretary | CONTACT TELEPHONE NO<br>(416) 363-1240 |
| CONTACT EMAIL ADDRESS: | WEB SITE ADDRESS | |

**CERTIFICATE**

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| "T.H. Polisuk" | T.H. Polisuk | 2003/05/15 |
| **DIRECTOR'S SIGNATURE** | **PRINT FULL NAME** | **DATE SIGNED YY/MM/DD** |
| "Peter Smith" | Peter Smith | 2003/05/15 |

File Number: 82-4991

# SCHEDULE "B"

**Directors and Officers**:

Theodore H. Polisuk - President and Director
Gilles Dubuc - Director
Peter Smith - Director
Gregory Hryniw - Director
Ronald Haller – Secretary
Debra Chapman – Assistant Secretary

File Number: 82-4991

## SCHEDULE "C"

The Company's main property, the Bellechasse Project in southern Quebec has been the focus of considerable interest since recent increases in the price for gold. Plans calling for size and grade determinations of the Timmons and 88 zones are being developed. A successful conclusion to negotiations presently underway with a prospective joint venture partner would lead to commencement of field work in early June, 2003.

Golden Hope continues to hold two property groups totaling 42 claims, in the Clarence Stream area of southern New Brunswick where Freewest Resources Canada Inc. has made a number of significant gold discoveries. The properties are jointly held with Fancamp Exploration Ltd.

The Company also holds 32 units (4250 acres) in the area of the Otish Mountains diamond play in Quebec.

Golden Hope has disposed of its interest in Jobs Without Borders Inc., an international internet Job/Visa site.

File Number: 82-4991

**GOLDEN HOPE MINES LIMITED**
4 KING STREET WEST
SUITE 1320
TORONTO, ONTARIO
M5H 1B6

May 15. 2003

**TO THE SHAREHOLDERS**

The Company's main property, the Bellechasse Project in southern Quebec has been the focus of considerable interest since recent increases in the price for gold. Plans calling for size and grade determinations of the Timmons and 88 zones are being developed. A successful conclusion to negotiations presently underway with a prospective joint venture partner would lead to commencement of field work in early June, 2003.

Golden Hope continues to hold two property groups totaling 42 claims, in the Clarence Stream area of southern New Brunswick where Freewest Resources Canada Inc. has made a number of significant gold discoveries. The properties are jointly held with Fancamp Exploration Ltd.

The Company also holds 32 units (4250 acres) in the area of the Otish Mountains diamond play in Quebec.

Golden Hope has disposed of its interest in Jobs Without Borders Inc., an international internet Job/Visa site.

**By Order of the Board**

(Sgd) Peter H. Smith

**PETER H. SMITH**
**Director**

File Number: 82-4991

# GOLDEN HOPE MINES LIMIT ED

*Suite 1320*
*4 King Street West*
*Toronto, Ontario, M5H 1B6*

**NEWS RELEASE**

TSX Trading Symbol: YGH.V
S.E.C. Exemption: 12(g)3-2(b)

May 22, 2003

**Golden Hope Mines Limited** is pleased to announce that it has entered into an Agreement with **Osisko Exploration Ltd.** for the development of the Bellechasse Gold Project, consisting of approximately seventy-six (76) mineral claims located in Bellechasse and Panet Townships, Quebec (the "Bellechasse Property"). This Agreement allows Osisko Explorations Ltd. to cam a fifty percent (5O%) interest in the Bellechasse Property in consideration for $3,500,000.00 in expenditures over a three and one half (3 ½) year period, of which $500,000.00 is a firm commitment to be spent on the Property between June and November, 2003.

An Additional ten percent (10%) interest in the Property can be earned by **Osisko Exploration Ltd.** by providing a bankable feasibility study.

The Bellechasse Project is the Company's main property and has been the focus of considerable interest since recent increases in the price of gold. The exploration program will focus on drill defining the size and grade of the Timmins and 88 gold zones.

The Agreement is subject to regulatory approval.

**ON BEHALF OF THE BOARD**

"Peter H Smith"

Peter H. Smith
Director

For further information, contact Peter H. Smith, Ph.D., P.Eng.: 514-481-3172

*The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.*

File Number: 82-4991

# Form 27
## Securities Act

<u>MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT</u>

1. **Reporting Issuer**

   Golden Hope Mines Limited
   Suite 1320
   4 King Street
   Toronto, Ontario
   M5H 1B6

2. **Date of Material Change**

   May 22, 2003

3. **Press Release**

   Market News Publishing Inc. – May 22, 2003

4. **Summary of Material Change**

   <u>Golden Hope Mines Limited has entered into an agreement with Osisko Exploration Ltd. for the development of the Bellechase Gold Project</u>

5. **Full Description of Material Change**

   Please refer to attached press release

6. **Reliance on Section 75(3) of the Act**

   This report is not being filed on a confidential basis in reliance on Section 75(3)

7. **Omitted Information**

   N/A

8. **Senior Officer**

   Ronald Haller
   (416) 363- 1240

9. **Statement of Senior Officer**

   The foregoing accurately discloses the material change referred to herein.

**DATED** at Toronto this 22nd day of May, 2003

Golden Hope Mines Limited

"Ronald Haller"

Ronald Haller - Secretary